UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated March 5, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: March 6, 2014

Exhibit 99.1

WuXi PharmaTech Announces Fourth-Quarter and Full-Year 2013 Results

SHANGHAI, China, March 5, 2014 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development services company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for the fourth quarter and full year of 2013.

Fourth-Quarter 2013 Highlights

•	Net Revenues Increased 25.1% Year Over Year to $157.2 Million

•	Laboratory Services Net Revenues Grew 15.1% Year Over Year to $119.4 Million

•	China-Based Laboratory Services Net Revenues Increased 17.7% Year Over Year to $95.8 Million

•	U.S.-Based Laboratory Services Net Revenues Grew 5.6% Year Over Year to $23.6 Million

•	Manufacturing Services Net Revenues Increased 72.5% Year Over Year to $37.8 Million

•	GAAP Diluted Earnings Per ADS Grew 34.5% Year Over Year to $0.45

•	Non-GAAP Diluted Earnings Per ADS Increased 38.4% Year Over Year to $0.53

Full-Year 2013 Highlights

•	Net Revenues Increased 15.6% Year Over Year to $578.1 Million

•	Laboratory Services Net Revenues Grew 12.5% Year Over Year to $430.9 Million

•	China-Based Laboratory Services Net Revenues Increased 15.5% Year Over Year to $338.7 Million

•	U.S.-Based Laboratory Services Net Revenues Increased 2.8% Year Over Year to $92.2 Million

•	Manufacturing Services Net Revenues Grew 25.8% Year Over Year to $147.2 Million

•	GAAP Diluted Earnings Per ADS Grew 32.4% Year Over Year to $1.57

•	Non-GAAP Diluted Earnings Per ADS Increased 29.9% Year Over Year to $1.82

•	Company Expects Full-Year 2014 Revenues of $660-$670 Million (+14-16%), GAAP Diluted Earnings per ADS of $1.68-$1.73 (+7-10%), Non-GAAP Diluted Earnings per ADS of $1.95-$2.00 (+7-10%)

Management Comment

“I am proud of WuXi’s accomplishments in the fourth quarter and throughout 2013,” said Dr. Ge Li, Chairman and Chief Executive Officer. “We are balancing present and future performance: both achieving strong current revenue and income growth and making the investments necessary to sustain growth for the long term. Through strong revenue growth and good cost control in the fourth quarter, we exceeded our revenue and diluted EPS guidance for the third consecutive quarter. All segments of the company contributed to our fourth-quarter revenue growth, with particularly good performances by small-molecule manufacturing, biologics, and integrated drug discovery services. Effective management of our foreign-exchange exposure again led to significant realized and mark-to-market gains on foreign-exchange forward contracts in the fourth quarter.

“With the 2014 financial guidance that we provide today, we express our belief that many of the favorable trends of 2013 will continue in 2014,” Dr. Li continued. “We expect year-over-year revenue growth of 14-16% in 2014, driven by broad-based business growth in all our service segments. We expect 7-10% diluted EPS growth on a GAAP and non-GAAP basis in 2014, reflecting strong revenue growth and investment in talent, laboratories, and technologies, particularly in manufacturing, biologics, genomics, R&D, sales and marketing, and information technology.

“WuXi is transitioning from being an R&D service provider to becoming an R&D service and solution provider by creating an open-access technology and service platform that enables anyone and any company to discover, develop, and commercialize innovative healthcare products to benefit the world’s patients,” Dr. Li concluded. “With such a platform, the biopharmaceutical industry’s great minds can realize their dreams of introducing important new therapeutics for patients faster and more cost-effectively.”

Fourth-Quarter 2013 GAAP Results

Fourth-quarter 2013 net revenues increased 25.1% year over year to $157.2 million. Revenue growth in Laboratory Services of 15.1% was driven by our comprehensive and integrated drug discovery and development services. Revenue growth of 72.5% in Manufacturing Services was caused by strong demand in both research manufacturing and commercial manufacturing compared to the fourth quarter of 2012.

Fourth-quarter 2013 GAAP gross profit increased 22.4% year over year to $59.7 million due to 25.1% revenue growth, offset by business mix, as stronger revenue growth was achieved in Manufacturing Services, which has a lower gross margin than Laboratory Services. Gross margin decreased year over year to 38.0% from 38.8%. Gross margin in Laboratory Services decreased year over year to 39.9% from 41.9% mainly due to the effects of increased labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services. Gross margin in Manufacturing Services increased year over year to 32.0% from 24.2% due to business mix and increased capacity utilization.

Fourth-quarter 2013 GAAP operating income increased 24.7% year over year to $29.4 million due to the 22.4% increase in gross profit and a year-over-year decline in selling and marketing expenses, partially offset by increased general and administrative expenses and R&D expenses. Operating margin of 18.7% was the same as in the prior-year period.

Fourth-quarter 2013 GAAP net income increased 37.9% year over year to $32.9 million due to the 24.7% year-over-year increase in operating income, higher other income primarily due to $4.4 million of realized gains and $2.3 million of mark-to-market gains on foreign-exchange forward contracts, and higher interest income due to higher cash balances and higher interest rates, partially offset by $2.2 million of equity-method investment losses from our joint ventures with PRA and MedImmune and equity pick-up from one venture investment.

Fourth-quarter 2013 GAAP diluted earnings per ADS increased 34.5% to $0.45 due to the 37.9% increase in net income, partially offset by a higher number of outstanding ADSs as a result of vesting and exercise of shares under employee stock option and restricted stock programs. Fourth-quarter 2013 GAAP comprehensive income increased 25.1% year over year to $34.9 million due to the 37.9% increase in GAAP net income and a small increase in currency translation adjustments, offset by a reduction in unrealized gains on available-for-sale securities.

Fourth-Quarter 2013 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses, the amortization of acquired intangible assets and the associated deferred tax impact, revaluation of contingent consideration, and impairment charges for goodwill and intangible assets.

Fourth-quarter 2013 non-GAAP gross profit increased 23.3% year over year to $61.7 million due to the 25.1% revenue growth, offset by business mix, as the strongest revenue growth was achieved in Manufacturing Services, which has a lower gross margin than Laboratory Services. Non-GAAP gross margin decreased year over year to 39.2% from 39.8% due to the faster growth of Manufacturing Services revenues carrying lower gross margin compared to the higher-margin Laboratory Services business, as well as the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services.

Fourth-quarter 2013 non-GAAP operating income increased 29.9% year over year to $35.6 million due to the 23.3% increase in non-GAAP gross profit and a year-over-year reduction in selling and marketing expenses, partially offset by increased general and administrative expenses and R&D expenses. Operating margin increased to 22.6% from 21.8% due to the year-over-year reduction of selling and marketing expenses as a percentage of revenue.

Fourth-quarter 2013 non-GAAP net income grew 42.0% year over year to $39.1 million due to the 29.9% increase in non-GAAP operating income, higher other income due to $4.4 million of realized gains and $2.3 million of mark-to-market gains on foreign-exchange forward contracts, and higher interest income due to higher cash balances and higher interest rates, partially offset by $2.2 million of equity-method investment losses from our joint ventures with PRA and MedImmune and equity pick-up from one venture investment.

Fourth-quarter 2013 non-GAAP diluted earnings per ADS grew 38.4% year over year to $0.53 due to the 42.0% increase in non-GAAP net income, partially offset by a higher number of outstanding ADSs as a result of vesting and exercise of shares under the employee stock option and restricted stock programs.

Full-Year 2013 GAAP Results

2013 net revenues increased 15.6% year over year to $578.1 million. Revenue growth in Laboratory Services of 12.5% was driven by our comprehensive and integrated discovery and development services. Revenue growth of 25.8% in Manufacturing Services was caused by strong growth in demand in research manufacturing compared to 2012.

2013 GAAP gross profit increased 15.5% year over year to $211.6 million due to 15.6% revenue growth, offset slightly by business mix, as the strongest revenue growth was achieved in Manufacturing Services, which has a lower gross margin than Laboratory Services. Gross margin decreased slightly year over year to 36.6% from 36.7%. Gross margin in Laboratory Services remained the same at 38.6%, as improved productivity and the ramp-up of biologics and preclinical services offset the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar. Gross margin in Manufacturing Services increased year over year to 30.6% from 30.3% due to increased capacity utilization. Total gross margin decreased slightly despite a slight increase in gross margin for Manufacturing Services and no change in gross margin for Laboratory Services due to the mathematical effect produced by greater growth in the lower-margin Manufacturing Services business.

2013 GAAP operating income increased 17.7% year over year to $105.2 million due to the 15.5% increase in gross profit and lower growth in general and administrative expenses compared to revenue growth. Operating margin increased to 18.2% from 17.9%, primarily due to this lower growth in general and administrative expenses.

2013 GAAP net income increased 32.3% year over year to $114.6 million due to the 17.7% year-over-year increase in operating income, higher other income primarily due to $10.2 million of realized gains and $9.1 million of mark-to-market gains on foreign-exchange forward contracts, and higher interest income due to higher cash balances and higher interest rates, partially offset by a slightly higher effective tax rate due to the mix of taxable income and $5.3 million of equity-method investment losses associated with our joint ventures with PRA and MedImmune and equity pick-up of one venture investment.

2013 GAAP diluted earnings per ADS increased 32.4% to $1.57 mainly due to the 32.3% increase in net income, as the number of outstanding ADSs changed little year over year. 2013 GAAP comprehensive income increased 53.3% year over year to $134.8 million due to the 32.3% increase in GAAP net income and year-over-year increases in currency translation adjustments and in unrealized gains on available-for-sale securities.

Full-Year 2013 Non-GAAP Results

Non-GAAP financial results exclude the impact of share-based compensation expenses, the amortization of acquired intangible assets and the associated deferred tax impact, revaluation of contingent consideration, and impairment charges for goodwill and intangible assets.

2013 non-GAAP gross profit increased 14.7% year over year to $217.0 million due to the 15.6% revenue growth, offset by business mix, as the strongest revenue growth was achieved in Manufacturing Services, which has a lower gross margin than Laboratory Services. Non-GAAP gross margin decreased year over year to 37.5% from 37.8% due to revenue mix, as Manufacturing Services had higher revenue growth and lower gross margin than Laboratory Services, as well as the effects of increasing labor costs in China and appreciation of the RMB versus the U.S. dollar, partially offset by improved productivity and the ramp-up of biologics and preclinical services.

2013 non-GAAP operating income increased 16.7% year over year to $123.4 million due to the 14.7% increase in non-GAAP gross profit and lower growth in selling and marketing expenses and general and administrative expenses compared to revenue growth. Operating margin increased slightly year over year to 21.3% from 21.2% due to this lower growth in selling and marketing expenses and general and administrative expenses.

2013 non-GAAP net income grew 29.8% year over year to $132.6 million due to the 16.7% increase in non-GAAP operating income, higher other income primarily due to $10.2 million of realized gains and $9.1 million of mark-to-market gains on foreign-exchange forward contracts, and higher interest income due to higher cash balances and higher interest rates, partially offset by $5.3 million of equity-method investment losses associated with our joint ventures with PRA and MedImmune and equity pick-up of one venture investment.

2013 non-GAAP diluted earnings per ADS grew 29.9% year over year to $1.82 due to the 29.8% increase in non-GAAP net income and a slight reduction in outstanding ADSs.

Full-Year 2014 Financial Guidance

WuXi PharmaTech provides the following full-year 2014 financial guidance:

•	Total net revenues of $660-670 million, or 14-16% year-over-year growth

•	GAAP diluted earnings per ADS of $1.68-$1.73 and non-GAAP diluted earnings per ADS of $1.95-$2.00, representing 7-10% year-over-year growth

•	Capital expenditures of about $85 million, a year-over-year increase of about 50%, driven primarily by capacity expansion in small-molecule manufacturing and investment in laboratories and technology

First-Quarter 2014 Financial Guidance

WuXi PharmaTech provides the following first-quarter 2014 financial guidance:

•	Total net revenues of $143-145 million

•	GAAP diluted earnings per ADS of $0.31-$0.33*

•	Non-GAAP diluted earnings per ADS of $0.36-$0.38*

*	In light of recent depreciation of the RMB versus the U.S. dollar and potential related volatility, for purposes of providing our first-quarter 2014 guidance we have not considered the potential mark-to-market gain or loss on foreign-exchange forward contracts.

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	December 31, 2013	December 31, 2012
Assets:
Current assets:
Cash and cash equivalents	88,871	54,133
Restricted cash	3,145	423
Short-term investments	302,267	175,245
Accounts receivable, net	126,996	99,578
Amount due from related parties	1,168	—
Inventories	45,097	47,774
Prepaid expenses and other current assets	31,436	18,807

Total current assets	598,980	395,960

Non-current assets:
Goodwill	31,087	32,561
Property, plant and equipment, net	279,254	264,381
Long-term investments	21,781	14,015
Intangible assets, net	7,128	7,268
Land use rights	5,604	5,564
Deferred tax assets	251	3,037
Other non-current assets	4,782	19,749

Total non-current assets	349,887	346,575

Total assets	948,867	742,535

Liabilities and equity:
Current liabilities:
Short-term debt and current portion of long-term debt	67,853	59,089
Accounts payable	33,477	21,808
Amount due to related parties	218	—
Accrued expenses	34,605	27,411
Deferred revenue	28,149	17,052
Advanced subsidies	13,958	9,265
Other taxes payable	107	1,581
Other current liabilities	15,738	11,215

Total current liabilities	194,105	147,421

Non-current liabilities:
Long-term debt, excluding current portion	11,124	5,697
Advanced subsidies	2,295	2,663
Long-term payables	—	732
Other non-current liabilities	6,594	7,799

Total non-current liabilities	20,013	16,891

Total liabilities	214,118	164,312

Equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 568,513,338 and 572,270,834 issued and outstanding as of December 31, 2012 and 2013, respectively)	11,445	11,222
Additional paid-in capital	353,173	331,714
Retained earnings	303,171	188,604
Accumulated other comprehensive income	66,960	46,683

Total equity	734,749	578,223

Total liabilities and equity	948,867	742,535

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2012	% Change	2013	2012	% Change
Net revenues:
Laboratory Services	119,409	103,771	15.1%	430,853	382,890	12.5%
Manufacturing Services	37,763	21,888	72.5%	147,229	117,022	25.8%

Total net revenues	157,172	125,659	25.1%	578,082	499,912	15.6%

Cost of revenues:
Laboratory Services	(71,814)	(60,308)	19.1%	(264,370)	(235,148)	12.4%
Manufacturing Services	(25,690)	(16,587)	54.9%	(102,148)	(81,526)	25.3%

Total cost of revenues	(97,504)	(76,895)	26.8%	(366,518)	(316,674)	15.7%

Gross profit:
Laboratory Services	47,595	43,463	9.5%	166,483	147,742	12.7%
Manufacturing Services	12,073	5,301	127.7%	45,081	35,496	27.0%

Total gross profit	59,668	48,764	22.4%	211,564	183,238	15.5%

Operating expenses:
Selling and marketing expenses	(4,254)	(4,734)	(10.1%)	(16,488)	(15,335)	7.5%
General and administrative expenses	(22,806)	(17,950)	27.1%	(78,882)	(70,324)	12.2%
Research and development expenses	(3,243)	(2,499)	29.8%	(10,950)	(8,136)	34.6%
Impairment charge	—	(3,415)	(100.0%)	—	(3,415)	(100.0%)
Revaluation of contingent consideration	—	3,391	(100.0%)	—	3,391	(100.0%)

Total operating expenses	(30,303)	(25,207)	20.2%	(106,320)	(93,819)	13.3%

Operating income	29,365	23,557	24.7%	105,244	89,419	17.7%

Other income (expenses), net:
Loss from equity-method investments	(2,245)	(642)	249.7%	(5,295)	(642)	724.8%
Other income (expenses), net	10,176	3,927	159.1%	28,548	9,190	210.6%
Interest income (expenses), net	3,443	1,487	131.5%	9,534	6,010	58.6%

Total other income (expenses), net	11,374	4,772	138.3%	32,787	14,558	125.2%

Income before income taxes	40,739	28,329	43.8%	138,031	103,977	32.8%
Income tax expense	(7,881)	(4,508)	74.8%	(23,464)	(17,393)	34.9%

Net income	32,858	23,821	37.9%	114,567	86,584	32.3%

Other comprehensive income:
Currency translation adjustments	4,161	4,076	2.1%	15,795	1,358	1,063.2%
Unrealized gains on available-for-sale securities	(2,114)	—	NA	4,482	—	NA

Comprehensive income	34,905	27,897	25.1%	134,844	87,942	53.3%

Basic net earnings per ADS	0.46	0.34	35.6%	1.62	1.22	32.6%
Diluted net earnings per ADS	0.45	0.33	34.5%	1.57	1.19	32.4%

Weighted average ADS outstanding—basic	71,240,573	70,059,322	1.7%	70,914,555	71,045,826	(0.2%)
Weighted average ADS outstanding—diluted	73,532,209	71,688,426	2.6%	72,752,950	72,797,344	(0.1%)

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2012	% Change	2013	2012	% Change

GAAP gross profit	59,668	48,764	22.4%	211,564	183,238	15.5%
GAAP gross margin	38.0%	38.8%		36.6%	36.7%
Adjustments:
Share-based compensation	1,937	837	131.4%	5,183	3,905	32.7%
Amortization of acquired intangible assets	49	408	(88.0%)	261	1,983	(86.8%)

Non-GAAP gross profit	61,654	50,009	23.3%	217,008	189,126	14.7%
Non-GAAP gross margin	39.2%	39.8%		37.5%	37.8%

GAAP operating income	29,365	23,557	24.7%	105,244	89,419	17.7%
GAAP operating margin	18.7%	18.7%		18.2%	17.9%
Adjustments:
Share-based compensation	6,175	3,409	81.1%	17,874	14,314	24.9%
Amortization of acquired intangible assets	49	408	(88.0%)	261	1,983	(86.8%)
Revaluation of contingent consideration	—	(3,391)	(100.0%)	—	(3,391)	(100.0%)
Impairment charges for goodwill and intangible assets	—	3,415	(100.0%)	—	3,415	(100.0%)

Non-GAAP operating income	35,589	27,398	29.9%	123,379	105,740	16.7%
Non-GAAP operating margin	22.6%	21.8%		21.3%	21.2%

GAAP net income	32,858	23,821	37.9%	114,567	86,584	32.3%
GAAP net margin	20.9%	19.0%		19.8%	17.3%
Adjustments:
Share-based compensation	6,175	3,409	81.1%	17,874	14,314	24.9%
Amortization of acquired intangible assets	49	408	(88.0%)	261	1,983	(86.8%)
Deferred tax impact related to acquired intangible assets	(17)	(150)	(88.7%)	(83)	(734)	(88.7%)
Revaluation of contingent consideration	—	(3,391)	(100.0%)	—	(3,391)	(100.0%)
Impairment charges for goodwill and intangible assets	—	3,415	(100.0%)	—	3,415	(100.0%)

Non-GAAP net income	39,065	27,512	42.0%	132,619	102,171	29.8%
Non-GAAP net margin	24.9%	21.9%		22.9%	20.4%

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO NON-GAAP

(in thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2012	% Change	2013	2012	% Change
GAAP net income	32,858	23,821	37.9%	114,567	86,584	32.3%
Add back:
Depreciation and amortization	11,596	11,468	1.1%	44,741	41,672	7.4%
Interest (income) expenses, net	(3,443)	(1,487)	131.5%	(9,534)	(6,010)	58.6%
Income tax expenses (benefit)	7,881	4,508	74.8%	23,464	17,393	34.9%

EBITDA	48,892	38,310	27.6%	173,238	139,639	24.1%

Adjustments:
Share-based compensation	6,175	3,409	81.1%	17,874	14,314	24.9%
Revaluation of contingent consideration	—	(3,391)	(100.0%)	—	(3,391)	(100.0%)
Impairment charges for goodwill and intangible assets	—	3,415	(100.0%)	—	3,415	(100.0%)
Mark-to-market gains on foreign-exchange forward contracts	(2,302)	(2,434)	(5.4%)	(9,087)	(2,053)	342.6%

Adjusted EBITDA	52,765	39,309	34.2%	182,025	151,924	19.8%

Income attributable to holders of ADS (Non-GAAP):
Basic	39,065	27,512	42.0%	132,619	102,171	29.8%
Diluted	39,065	27,512	42.0%	132,619	102,171	29.8%

Basic earnings per ADS (Non-GAAP)	0.55	0.39	39.6%	1.87	1.44	30.0%
Diluted earnings per ADS (Non-GAAP)	0.53	0.38	38.4%	1.82	1.40	29.9%

Weighted average ADS outstanding – basic (Non-GAAP)	71,240,573	70,059,322	1.7%	70,914,555	71,045,826	(0.2%)
Weighted average ADS outstanding – diluted (Non-GAAP)	73,532,209	71,688,426	2.6%	72,752,950	72,797,344	(0.1%)

WUXI PHARMATECH (CAYMAN) INC.

REVENUE BREAKDOWN

(in thousands of U.S. dollars)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2013	2012	% Change	2013	2012	% Change
Net revenues:
China-based Laboratory Services	95,835	81,442	17.7%	338,679	293,243	15.5%
China-based Manufacturing Services	37,763	21,888	72.5%	147,229	117,022	25.8%

Subtotal	133,598	103,330	29.3%	485,908	410,265	18.4%
U.S.-based Laboratory Services	23,574	22,329	5.6%	92,174	89,647	2.8%

Total net revenues	157,172	125,659	25.1%	578,082	499,912	15.6%

Conference Call

WuXi PharmaTech senior management will host a conference call at 8:00 am (U.S. Eastern) / 5:00 am (U.S. Pacific) / 9:00 pm (Beijing/Shanghai/Hong Kong) on March 6, 2014, to discuss its fourth-quarter and full-year 2013 financial results and future prospects. The conference call may be accessed by calling:

China	4001 200 539
Hong Kong	800 905 927
Singapore	800 616 3222
United Kingdom	0800 015 9725
United States	1855 298 3404
United States—New York (toll)	+1 631 5142 526
Other countries (toll)	+65 6823 2299
Conference ID	1551765

A telephone replay will be available two hours after the call’s completion at:

China	4001 842 240
Hong Kong	800 966 697
Singapore	800 616 2127
United Kingdom	0800 169 7301
United States	1866 846 0868
Conference ID	1551765

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at http://www.wuxiapptec.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about our first-quarter and full-year 2014 guidance and our goal of building an open-access technology platform. Although we believe that our predictions are reasonable, future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. Our forward-looking statements are subject to risks relating to, among other things, our ability to control our costs and sustain revenue growth, to realize the anticipated benefits of our investments, to protect our clients’ intellectual property, and to compete effectively. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2012. The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

Use of Non-GAAP Financial Measures

We have provided the fourth-quarter and full-year 2012 and 2013 gross profit, gross margin, operating income, operating margin, net income, net margin, and diluted earnings per ADS, and estimated first-quarter and full-year 2014 diluted earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses, the amortization and deferred tax impact of acquired intangible assets, revaluation of contingent consideration, and impairment charges for goodwill and intangible assets. The non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and we believe that management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. We expect to continue to provide such non-GAAP financial measures on a quarterly basis using a consistent method. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For more information, please contact:

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ron_aldridge@wuxiapptec.com

Aaron Shi (for the media)

Associate Director of Corporate Communications

Tel: +86-21-5046-4362

Email: aaron_shi@wuxiapptec.com